GRAND TOYS INTERNATIONAL LIMITED.
Room UG 202, Floor UG2
Chinachem Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)

Contact:
David Fremed
E-mail: davidfremed@grand.com

FOR IMMEDIATE RELEASE

Grand Toys International receives NASDAQ delisting notice for Failing to File Form 20-F

Hong Kong, SAR- July 23, 2007 -- Grand Toys International Limited (Nasdaq -GRIN) announced today that, as a result of Grand’s failure to file its Annual Report on Form 20-F, it received a Nasdaq Staff Determination on July 19, 2007 stating that Grand is not in compliance with the requirements for continued listing on Nasdaq as set forth in Nasdaq Marketplace Rule 4320(e)(12). As a result, Grand’s ADSs will be delisted from the Nasdaq SmallCap Stock Market on July 30, 2007 unless Grand requests a hearing to appeal the delisting determination. Grand does not expect the delay in filing its Annual Report on Form 20-F to be lengthy and, accordingly, it intends to appeal the Nasdaq Staff Determination. Representatives of the Nasdaq Staff have advised Grand the hearing date will be set generally between 20 and 40 days after the appeal is made. Grand intends to file the 20-F during this interim period which, absent additional circumstances which Grand cannot currently foresee, will result in a withdrawal of the delisting determination. If the Form 20-F is not filed prior to the date of the appeal hearing with the Nasdaq Qualifications Panel, there can be no assurance that the Panel will grant the Company’s request for continued listing.

About Grand Toys International Limited: Grand Toys International Limited is an international company resulting from the acquisition of Playwell International Limited in August 2004, International Playthings, Inc. in March 2005 and Hua Yang Holdings Co., Ltd. and Kord Holdings, Inc. in December 2005. Grand Toys, through its Hong Kong and US operating subsidiaries, develops, manufactures and distributes toy and toy related products throughout the world; prints and assembles books and specialty packaging; and develops, manufactures and distributes party goods. Grand Toys’ operating subsidiaries have been in continuous operation for up to 45 years. Grand Toys’ goal is to become a leading manufacturer, developer, and marketer of toy and toy related products throughout the world. (Nasdaq: GRIN) www.grand.com, also www.intplay.com, www.huayangprinting.com and www.kordparty.com.

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Grand Toys International, Inc.

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and upon information available to Grand Toys as of the date of this press release and are subject to changes in circumstances. Such statements are not promises or guarantees and are subject to risks and uncertainties that could cause our actual results to differ materially from those anticipated. Grand Toys does not have any intention or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Grand Toys cautions you to not place undue reliance upon any such forward-looking statements. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC.